North America Structured Investments

J.P.Morgan

2y Capped Monthly Observation SPX Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	S&P 500® Index
Additional Amount:	The Additional Amount payable at maturity per $1,000 principal amount note will equal: $1,000 × the sum of the Capped Monthly Returns for the Observation Periods × the Participation Rate, *provided* that the Additional Amount will not be less than the Minimum Amount *The Additional Amount is effectively capped due to the Capped Monthly Returns. The sum of the Capped Monthly Returns may be less than the point-to-point performance of the Index from the Pricing Date to the final Observation Date.*
Observation Frequency:	Monthly
Minimum Amount:	$20.00 per $1,000 principal amount note
Maximum Monthly Return:	At least 3.65% per month*
Capped Monthly Return:	For each Observation Period, the lesser of (i) the Index Return for that Observation Period and (ii) the Maximum Monthly Return *There is no lower limit on the value of any negative Capped Monthly Return. However, positive performance of the Index during any Observation Period is capped by the Maximum Monthly Return. As a result, a decline in the level of the Index in one or a limited number of Observation Periods may offset capped increases in the level of the Index in other Observation Periods and limits the return on the notes at maturity.*
Index Return:	For each Observation Period, (Final Value – Initial Value) / Initial Value
Participation Rate:	100%
Pricing Date:	April 28, 2023
Maturity Date:	May 1, 2025
CUSIP:	48133VVB3
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48133VVB3/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

*The actual Maximum Monthly Return will be provided in the pricing supplement and will not be less than 3.65% per month.

**Reflects Maximum Monthly Return equal to the minimum Maximum Monthly Return set forth herein, for illustrative purposes.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Hypothetical Payment at Maturity**

Sum of the Capped Monthly Returns	Sum of the Capped Monthly Returns × Participation Rate (100%)	Additional Amount	Payment at Maturity
87.60%	87.60%	$876.00	$1,876.00
80.00%	80.00%	$800.00	$1,800.00
60.00%	60.00%	$600.00	$1,600.00
40.00%	40.00%	$400.00	$1,400.00
20.00%	20.00%	$200.00	$1,200.00
10.00%	10.00%	$100.00	$1,100.00
5.00%	5.00%	$50.00	$1,050.00
2.00%	2.00%	$20.00	$1,020.00
1.00%	1.00%	$20.00	$1,020.00
0.50%	0.50%	$20.00	$1,020.00
0.00%	0.00%	$20.00	$1,020.00
-5.00%	-5.00%	$20.00	$1,020.00
-10.00%	-10.00%	$20.00	$1,020.00
-20.00%	-20.00%	$20.00	$1,020.00
-30.00%	-30.00%	$20.00	$1,020.00
-40.00%	-40.00%	$20.00	$1,020.00
-60.00%	-60.00%	$20.00	$1,020.00
-80.00%	-80.00%	$20.00	$1,020.00
-100.00%	-100.00%	$20.00	$1,020.00

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount, which will not be less than the Minimum Amount.

You will receive no other interest or divided payments during the term of the notes. You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

The hypothetical returns reflected above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns reflected above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than the principal amount plus the Minimum Amount. • The Capped Monthly Return for each Observation Period during the term of the notes is subject to the Maximum Monthly Return. • There is no lower limit on the value of any negative Capped Monthly Returns, and a decline in the level of the Index in one or a limited number of Observation Periods may offset significant increases in the level of the Index in other Observation Periods. • The return on the notes may be less than if the Additional Amount were calculated using the point - to - point performance of the Index from the Pricing Date to the final Observation Date. • The notes do not reflect compounded returns. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • Changes in the Index return over the term of the notes may offset each other. • No interest payments, dividend payments or voting rights. • JPMorgan Chase & Co. is currently one of the companies that make up the Index. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a pr osp ectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get the se documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participat ing in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by c all ing toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 236659 and 333 - 236659 - 01 North America Structured Investments 2y Capped Monthly Observation SPX Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information